UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________ to ______________________________

Commission File Number: 001-05353
____________________

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teleflex 401(k) Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Teleflex Incorporated
550 East Swedesford Road, Suite 400
Wayne, Pennsylvania 19087

TELEFLEX 401(k) SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Years Ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Teleflex 401(k) Savings Plan
Wayne, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Teleflex 401(k) Savings Plan (the “Plan”) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2024.

Philadelphia, Pennsylvania
June 28, 2024

Report of Independent Registered Public Accounting Firm (Predecessor Auditor)

To the Plan Administrator and Plan Participants
Teleflex 401(k) Savings Plan
Wayne, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Teleflex 401(k) Savings Plan (the Plan) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the 2022 Financial Statements

As discussed in Note A to the financial statements, the accompanying 2022 financial statements have been restated to correct a classification.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Plan’s auditor from at least 2004 to 2024. In 2024, we became the predecessor auditor.

/s/ Maillie, LLP
Limerick, Pennsylvania
June 26, 2023 (June 28, 2024 as to the effects of the restatement discussed in Note A)

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2023 and 2022

	2023	2022
Assets
Cash and cash equivalents	$—	$6,077

Investments, at fair value
Registered investment companies	249,143,441	429,219,706
Common collective trusts	306,593,414	33,360,576
Common stock fund	52,439,108	59,305,287
Total investments, at fair value	608,175,963	521,885,569

Receivables
Participant loans receivable	7,203,389	6,259,332

Net assets
Available for benefits	$615,379,352	$528,150,978

See accompanying notes

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For the years ended December 31, 2023 and 2022

	2023	2022

Additions to net assets
Contributions
Employer	$17,874,886	$16,731,644
Employee	34,012,643	31,526,638
Rollover	10,770,335	4,217,926
Other contributions	2,182	17,420
Total contributions	62,660,046	52,493,628
Investment income (loss)
Interest and dividends	8,104,670	17,471,333
Net appreciation (depreciation) in fair value of investments	74,784,700	(132,620,072)
Total investment income (loss)	82,889,370	(115,148,739)

Interest Income on participant loans	426,732	366,193

Total additions (deductions)	145,976,148	(62,288,918)

Deductions from net assets
Benefits paid to participants	58,222,174	63,200,561
Administrative fees	510,585	418,990
Other deductions	15,015	2,182
Total deductions	58,747,774	63,621,733

Net increase (decrease)	87,228,374	(125,910,651)

Net assets available for benefits
Beginning of year	528,150,978	654,061,629

End of year	$615,379,352	$528,150,978

See accompanying notes

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

Note A — General description of the plan and summary of significant accounting policies

General Description of the Plan

A general description of the Teleflex 401(k) Savings Plan (the “Plan”) follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Certain employees of Teleflex Incorporated (the “Company”) or one of its related entities that is a participating employer in the Plan who have attained age 21 are eligible to participate in the Plan. Full-time and part-time employees are eligible to enter the Plan at their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan includes an employee stock ownership plan (ESOP) feature, as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code). The ESOP feature permits a participant to elect to have any dividend paid on the shares of Company common stock allocated to his or her account either paid in cash or deposited into his or her account in the ESOP portion of the Plan and reinvested in the Company common stock fund.

Safe Harbor Plan/Automatic Contributions - The Plan is intended to satisfy the requirements to be a “qualified automatic contribution arrangement” (QACA) with the meaning of Code Sections 401(k)(13) and 401(m)(12), as well as an “eligible automatic contribution arrangement” (EACA) within the meaning of Code Section 414(w). The EACA permits a penalty-free distribution of “accidental” automatic deferrals made to the Plan within 90 days of the effective date of a participant’s first automatic contribution. The QACA is a safe harbor plan design that allows the Plan to automatically satisfy annual nondiscrimination tests (the actual deferral percentage (ACP) and the actual contribution percentage (ACP) tests.

Under the safe harbor design, once a participant becomes eligible to participate in the Plan, the participant is automatically enrolled at a 3% deferral rate unless opting out of the automatic deferral feature. Thereafter, the automatic deferral percentage increases by 1% each year up to a maximum automatic deferral of 10%. As part of the QACA, the Company makes “Safe Harbor Matching Contributions” in an amount equal to 100% of a participant’s “elective deferral contributions”, described below, up to 5% of the participant’s compensation.

Contributions - Participants were able to contribute up to the lesser of $22,500 and $20,500 or 50% of their annual compensation during 2023 and 2022, respectively. These contributions are referred to as “elective deferral contributions” and are withheld from participant’s pay on a pre-tax basis for federal income tax and most state income tax purposes. However, participants may designate all or part of their elective deferral contributions as “Roth elective deferral contributions.” Roth elective deferral contributions are made on an after-tax basis for federal income tax purposes.

In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $7,500 and $6,500 during 2023 and 2022, respectively. As with regular elective deferral contributions, participants may elect to designate all or part of their catch-up contributions as after-tax “Roth catch-up contributions.” Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover contribution into the Plan). As stated above, the Company makes employer Safe Harbor Matching Contributions equal to 100% of elective deferral contributions (including Roth elective deferral contributions and catch-up contributions) up to 5% of compensation. For purposes of calculating contributions, compensation is limited to a maximum of $330,000 and $305,000 during 2023 and 2022, respectively.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants may access their accounts via a website and toll-free telephone number. Fund transfers and investment election changes may be elected daily or once in a 30-day timeframe depending on the fund type. A participant may stop, start, or change their 401(k) salary deferral rate at will.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022
Plan Loans - Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed interest rate over the term of the loan. The interest rate is established on the date the loan is granted at prime rate plus 2%. Loan repayments are processed via payroll deduction on an after-tax basis. The entire unpaid balance on any outstanding loan and all interest due thereon will be processed as a taxable distribution and will reduce the participant’s distributable account balance if any of the following occur: (i) a participant fails to make an installment payment due under the loan by the last day of the calendar quarter following the calendar quarter in which the required installment payment was due; (ii) a participant on a leave of absence has an unpaid amount for a period of a year; or (iii) a participant incurs a severance from employment.

Vesting - Participants are always 100% vested in their own 401(k) elective deferral contributions. With the exception of certain discretionary employer contributions (if any) that become 100% vested after participants have completed three years of employment, the Company’s Safe Harbor Matching Contributions become 100% vested after participants have completed two years of employment.

Payment of Benefits - The Plan provides that a participant may elect to withdraw 100% of his or her vested account balance at the termination of employment. A participant who is an employee and has attained age 59½ may elect to withdraw any portion of his non-forfeitable account in accordance with the procedures established by the Plan Administrator. Withdrawals shall be made on a pro-rata basis if a Participant elects to make a withdrawal from more than one sub-account in his account. In addition, a participant may elect a hardship withdrawal, as defined by the Plan, of his or her elective deferral contributions, Roth elective deferral contributions, catch-up contributions and Roth catch-up contributions. A participant may elect to withdraw his or her rollover account at any time.

Forfeitures - Forfeitures of terminated participants’ nonvested accounts are used to pay Plan expenses and reduce the amount of future contributions required to be made to the Plan by the Company and the other participating employers in the Plan. The amount of unallocated forfeitures at December 31, 2023 and 2022 were $220,382 and $134,516, respectively. For the year ended December 31, 2023 and 2022, forfeitures used to offset employer contributions were $600,026 and $403,468, respectively.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, distribution of participant accounts shall be in accordance with ERISA and its applicable regulations and Article XIII of the Plan document.

Plan Amendments - On November 7, 2022, the Company approved an amendment to the Plan to reflect special rules permitted for the Coronavirus Aid, Relief, and Economic Security (the "CARES Act") to increase the required minimum distribution age from age 70 1/2 to 72 for participants born after June 30, 1949 and to comply with certain Codes in the Setting Every Community Up for Retirement Enhancement Act of 2019 (the "SECURE Act") regarding certain longer-term part-time workers.
The amendment also allows all employees from Standard Bariatrics, Inc. ("Standard Bariatrics"), which was acquired on September 27, 2022, to participate in the Teleflex 401(k) Savings Plan beginning on January 1, 2023. All Standard Bariatrics employees who met the Company's eligibility criteria were eligible to participate in the Plan and were provided an option to rollover their Standard Bariatrics 401(k) Retirement and Savings Plan assets into the Plan.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, common collective trusts, as well as the Company common stock fund as investment options for participants.
Effective March 14, 2023, the Plan made a qualified change in investment options available and transferred all balances and contributions from the Vanguard Target Retirement dated funds to the corresponding Vanguard Target Retirement dated trust funds. For example, investments in the Vanguard Target Retirement 2050 fund were transferred to the Vanguard Target Retirement Trust 2050 II. Plan participants were given advance notice of the changes and were allowed to transfer any existing balances in the options being replaced to other remaining options available in the Plan prior to the effective date. The newly adopted Vanguard Target Retirement dated trust funds are valued at net asset value ("NAV").

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022
Significant Accounting Policies

The significant accounting policies of the Plan employed in the preparation of the accompanying financial statements follow:

Valuation of investments - The Plan’s investments are stated at fair value pursuant to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for further information on fair value measurements.

Participant Loans Receivable - All transactions are measured at their unpaid principal balance plus any accrued but unpaid interest. Any individual credit risk related to participant loans is mitigated by the fact that these loans are secured by the participant’s vested balance. If a participant were to default, the participant’s account balance would be offset by the unpaid balance of the loan, and the participant would be subject to tax on the unpaid loan balance. As such, the participant is the only party affected in the event of a default.

Revenue Recognition and Method of Accounting - All transactions are recorded on an accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year. Expenses are recorded as incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Correction of Investment Classification - The Plan’s investment holdings in the Vanguard Retirement Savings Trust III, was previously classified as a fully benefit responsive investment contract reported at contract value on the December 31, 2022 statement of net assets available for benefits. In 2023, Plan management determined that this investment is a common collective trust that should be reported at fair value using NAV as the practical expedient. As a result, the prior year presentation of this investment balance reported at contract value has been revised to conform with the current year presentation of reporting this investment at fair value in the statement of net assets available for benefits. In addition, the Vanguard Retirement Savings Trust III investment holdings was added to ASC 820 fair value leveling table in Note E as an investment reported at fair value using NAV as the practical expedient, which represents a reconciling item to the ASC 820 fair value leveling table. This revision did not impact the Plan’s previously reported net assets available for benefits amount as of December 31, 2022.

Note B — Administration of the plan

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. Charles Schwab Bank (Schwab) is the trustee and third-party administrator of the Plan. Schwab charges a per participant fee for the administrative services that it provides to the Plan. Actively employed participants pay a small portion of the participant fee on a quarterly basis. The Company and any other Company affiliate that participates in the Plan (a "Participating Employer") pay the remaining portion of the fee for participants who are actively employed by the Company or a Participating Employer. Participants who are not actively employed by the Company or a Participating Employer pay the per participant administrative fee from their Plan accounts. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the common collective trust funds are charged to participants with balances in the respective trust.

Note C — Tax status of the plan

The Plan obtained its latest determination letter on August 4, 2015, in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“Code”) (i.e., satisfied the applicable requirements of Code Section 401 et. seq. to be a tax-qualified

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022
plan and satisfied the applicable requirement of Code Section 501 et. seq. for the Plan’s trust to be a tax-exempt trust). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s legal counsel believe that the Plan as currently designed, continues to satisfy the applicable requirements of Code Sections 401 and 501 et. seq. to be a tax-qualified plan and tax-exempt trust. In addition, to the knowledge of the Plan administrator and the Plan’s legal counsel, the Plan and its trust are currently being operated in compliance with the applicable requirements of Code Sections 401 and 501 et. seq. and, therefore, the Plan and its related trust are tax-qualified and tax-exempt, respectively.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note D — Related party transactions and party in interest transactions

The Plan participants invest in shares of the Company’s stock through the Teleflex Incorporated common stock fund. The common stock fund held 209,500 and 235,876 shares of the Teleflex Incorporated common stock representing 8% and 11% of Plan assets as of December 31, 2023 and 2022, respectively. These transactions, in addition to participant loan receivables, qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan.

Note E — Fair value measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - inputs to the fair value measurement that include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - inputs to the fair value measurement that are unobservable inputs for the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022
A summary by level within the fair value hierarchy (as defined above) of the Plan’s investments measured at fair value on a recurring basis is as follows:

	Level 1	Level 2	December 31, 2023

Registered investment companies	$249,143,441	$—	$249,143,441
Company common stock fund	—	52,439,108	52,439,108
Total investments in fair value hierarchy	249,143,441	52,439,108	301,582,549
Common collective trusts measured at net asset value (1)	—	—	306,593,414
Total investments, at fair value	$249,143,441	$52,439,108	$608,175,963

	Level 1	Level 2	December 31, 2022

Registered investment companies	$429,219,706	$—	$429,219,706
Company common stock fund	—	59,305,287	59,305,287
Total investments in fair value hierarchy	429,219,706	59,305,287	488,524,993
Common collective trusts measured at net asset value (1)	—	—	33,360,576
Total investments, at fair value	$429,219,706	$59,305,287	$521,885,569
(1)    The common collective trusts are measured at the net asset value of units held at December 31, 2023 and December 31, 2022. In accordance with ASC 820, certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the above totals are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
The following is a description of the valuation methodologies used for assets measured in fair value hierarchy:

•Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The funds are deemed to be actively traded.
•The Company common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component at year end.

Redemptions for common collective trusts are allowed daily without any restrictions or notice periods, and there are no unfunded commitments.

Note F — Risks and uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note G — Subsequent event
Effective January 1, 2024, the Plan allowed all employees from Palette Life Sciences AB (“Palette”), which was acquired on October 10, 2023, to participate in the Teleflex 401(k) Savings Plan. All Palette employees who met the Company's eligibility criteria were eligible to participate in the Plan and were provided an option to rollover their Palette 401(k) Retirement and Savings Plan assets into the Plan.
The Plan's Management has evaluated subsequent events through June 28, 2024, the date which the financial statements were issued.

Supplemental Schedule

TELEFLEX 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2023
Plan EIN# 23-1147939, Plan 010

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	American Funds New Perspective Fund; Class R-6	Registered Investment Company	$3,761,594
	American Funds New World Fund; Class R6	Registered Investment Company	2,285,500
	Columbia Dividend Income: Institutional Shares	Registered Investment Company	15,582,738
	JPMorgan Small Cap Equity Fund; Class R6	Registered Investment Company	5,275,458
	Metropolitan West Total Return Bond Fund; P Class	Registered Investment Company	4,000,099
	Touchstone Midcap R6	Registered Investment Company	13,310,658
	Vanguard Explorer Fund: Admiral Shares	Registered Investment Company	10,341,713
	Vanguard Extended Market Index Fund: Institutional Shares	Registered Investment Company	8,157,276
	Vanguard Federal Money Market Fund	Registered Investment Company	12,428,549
	Vanguard Inflation-Protected Securities Fund: Admiral Shares	Registered Investment Company	2,868,372
	Vanguard Institutional Index Fund	Registered Investment Company	49,068,009
	Vanguard International Growth: Admiral Shares	Registered Investment Company	14,083,428
	Vanguard Real Estate Index: Admiral Shares	Registered Investment Company	2,347,467
	Vanguard Small-Cap Index Fund: Admiral Shares	Registered Investment Company	6,577,136
	Vanguard Total Bond Market Index Fund Institutional Shares	Registered Investment Company	12,766,956
	Vanguard Total International Stock Index Fund Institutional Shares	Registered Investment Company	14,800,861
	Vanguard Total World Stock Index Fund: Admiral Shares	Registered Investment Company	6,157,881
	Vanguard US Growth Admiral Shares	Registered Investment Company	36,320,245
	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	29,009,501
*	Teleflex Stock Fund	Unitized Stock Fund	52,439,108
	Vanguard Retirement Savings Trust III	Common Collective Trust Fund	28,423,941
	Vanguard Target Retirement 2020 II	Common Collective Trust Fund	6,053,506
	Vanguard Target Retirement 2025 II	Common Collective Trust Fund	27,240,379
	Vanguard Target Retirement 2030 II	Common Collective Trust Fund	33,748,768
	Vanguard Target Retirement 2035 II	Common Collective Trust Fund	52,253,553
	Vanguard Target Retirement 2040 II	Common Collective Trust Fund	41,871,895
	Vanguard Target Retirement 2045 II	Common Collective Trust Fund	42,783,094
	Vanguard Target Retirement 2050 II	Common Collective Trust Fund	30,979,886
	Vanguard Target Retirement 2055 II	Common Collective Trust Fund	24,722,857
	Vanguard Target Retirement 2060 II	Common Collective Trust Fund	11,510,091
	Vanguard Target Retirement 2065 II	Common Collective Trust Fund	2,131,993
	Vanguard Target Retirement 2070 II	Common Collective Trust Fund	21,077
	Vanguard Retirement Income Trust II	Common Collective Trust Fund	4,852,374
*	Participant Loans	Participant Loans at rates between 5.25% to 11% with various maturities through December 2053	7,203,389
			$615,379,352
*Party-in-interest.
Cost information not required as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teleflex 401(k) Savings Plan

By:	/s/ Cameron P. Hicks
Cameron P. Hicks Corporate Vice President & Chief Human Resource Officer
Dated: June 28, 2024

INDEX TO EXHIBITS

Exhibit No.		Description

23.1	-	Consent of BDO USA, P.C, Independent Registered Public Accounting Firm (Successor Auditor)
23.2	-	Consent of Maillie LLP, Independent Registered Public Accounting Firm (Predecessor Auditor)